Exhibit (a)(5)(G)

PRESS RELEASE

Antwerp, February 27, 2024, [11.30a.m.] – CMB NV (“CMB”) announced that it has become aware that certain funds managed by FourWorld Capital Management, LLC (“FourWorld”) filed a complaint in the United States District Court for the Southern District of New York in connection with CMB’s U.S. offer to purchase from U.S. holders all outstanding ordinary shares of Euronav NV (“Euronav”).

FourWorld describes itself as an SEC-registered investment adviser focusing on event-driven investment opportunities with particular focus on tax, legal and regulatory catalysts. Based on publicly available information, since the completion of Euronav’s acquisition of CMB.TECH, FourWorld increased its stake in Euronav from just under 1% (i.e. the threshold for mandatory disclosure of acquisitions) to 2.41% by acquiring at least 3,133,334 shares for a total price of at least USD 55.8 million.

The complaint alleges, among other things, that CMB violated Section 14(e) of the Securities Exchange Act of 1934 by disseminating materially false and misleading offering materials relating to the U.S. offer. The complaint seeks, among other relief, an injunction restraining CMB from completing the U.S. offer on the basis of such offering materials and an award of damages in an unspecified amount.

CMB believes that the suit is without merit and intends to vigorously defend against the suit. CMB will keep investors informed of its outcome.

CMB believes that the transactions entered into between Euronav and Frontline plc (“Frontline”) in connection with Euronav’s sale of 24 vessels to Frontline and the termination of the arbitration that Euronav previously commenced against Frontline, and CMB’s sale of CMB.TECH NV to Euronav, were on arms’ length terms and conditions and that the sale prices were fair to Euronav and its shareholders. These transactions were approved by the independent members of Euronav’s supervisory board and supported by an overwhelming majority of shareholders months ago, after FourWorld’s representative had the opportunity to raise the same objections at Euronav’s recent shareholder meetings at which Euronav’s supervisory board provided detailed responses.

As previously disclosed, the transactions are a part of the solution to the strategic deadlock that existed at Euronav and Euronav’s acquisition of CMB.TECH embodies the new strategy of decarbonisation and diversification that Euronav has embraced.

About CMB

CMB (Compagnie Maritime Belge) is a diversified shipping group based in Antwerp, Belgium. CMB is the majority shareholder of Euronav. More information can be found at www.cmb.be.

About Euronav NV & CMB.TECH

Euronav and CMB.TECH together represent a group with approximately 150 ocean-going vessels in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav plans to change the group’s name to CMB.TECH. Euronav will remain the oil tanker shipping division within the group. More information can be found at www.euronav.com.

Disclaimer

This press release does not constitute a takeover bid to purchase securities of Euronav nor a solicitation by anyone in any jurisdiction with respect to Euronav. The public takeover bid is only made on the basis of the prospectus approved by the FSMA, which is available on www.cmb.be/mandatorybid. Neither this press release nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. CMB and its affiliates explicitly decline any liability for breach of these restrictions by any person.

Additional Information for U.S. Holders

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares, no par value, of Euronav (“Ordinary Shares”) or any other securities.

The U.S. Offer is only being made to U.S. Holders who are the beneficial owners of Ordinary Shares. The U.S. Offer is made solely by the Offer to Purchase and related Letter of Transmittal, which are included in CMB’s Schedule TO filed with the U.S. Securities and Exchange Commission (SEC). The U.S. Offer will expire at 10:00 A.M., New York City time, on March 15, 2024, unless the expiration of the U.S. offer is extended to a subsequent date in accordance with U.S. and Belgian law.

The tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and certain other offer documents) that were filed with the SEC by CMB and the related solicitation/recommendation statement on Schedule 14D-9 that was filed with the SEC by Euronav relating to the U.S. tender offer contain important information that U.S. holders should consider before making any decision with respect to the U.S. tender offer. U.S. holders may obtain a free copy of these documents at the SEC’s website at https://www.sec.gov, or by contacting Georgeson LLC, the information agent for the U.S. tender offer via telephone by calling (888) 815-4902 for U.S. holders or +1 (781) 819-4572 for shareholders outside the US, or via email to euronavoffer@georgeson.com.

CONTACT

Katrien Hennin

Head of Marketing and Communications CMB

+32 499 39 34 70

Katrien.hennin@cmb.be